No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On February 2, 2018, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2017.

Exhibit 2:

Honda Motor Co., Ltd. (the “Company”) revises its forecast for consolidated financial results for the fiscal year ending March 31, 2018 which was announced on November 1, 2017.

Exhibit 3:

Honda Motor Co., Ltd. (“the Company”) announces that the impacts of the enactment of the Tax Cuts and Jobs Act in the U.S.in its consolidated financial results for the nine months ended December 31, 2017.

Exhibit 4:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 2, 2018, resolved to make a distribution of surplus (quarterly dividends), the record date of which is December 31, 2017, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 06, 2018

February 2, 2018

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2017

Tokyo, February 2, 2018 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2017.

Third Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal third quarter ended December 31, 2017 totaled JPY 570.2 billion, an increase of 237.8% from the same period last year, due mainly to impacts of the enactment of the U.S. Tax cuts and Jobs Act. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 318.50, an increase of JPY 224.83 from the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,957.1 billion, an increase of 13.0% from the same period last year, due primarily to increased revenue in all business operations.

Consolidated operating profit for the quarter amounted to JPY 284.5 billion, an increase of 37.0% from the same period last year, due primarily to an increase in sales volume and model mix, despite increased SG&A expenses.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 54.5 billion, an increase of 11.0% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 346.8 billion, an increase of 32.9% from the same period last year.

Nine Months Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal nine months ended December 31, 2017 totaled JPY 951.5 billion, an increase of 82.8% from the same period last year, due mainly to impacts of the enactment of the U.S. Tax cuts and Jobs Act. Earnings per share attributable to owners of the parent for the fiscal nine months amounted to JPY 529.39, an increase of JPY 240.53 from the same period last year.

Consolidated sales revenue for the fiscal nine months amounted to JPY 11,446.4 billion, an increase of 11.8% from the same period last year, due primarily to increased revenue in all business operations as well as favorable foreign currency translation effects.

Consolidated operating profit for the fiscal nine months amounted to JPY 706.7 billion, an increase of 0.6% from the same period last year, due primarily to an increase in sales volume and model mix and continuing cost reduction efforts, despite the loss related to the settlement of multidistrict class action litigation and reverse effect from the impact of pension plan amendments in the previous fiscal year.

Share of profit of investments accounted for using the equity method for the fiscal nine months amounted to JPY 189.7 billion, an increase of 63.3% from the corresponding period last year.

Consolidated profit before income taxes for the fiscal nine months totaled JPY 924.5 billion, an increase of 12.7% from the same period last year, mainly due to increased share of profit of investments accounted for using the equity method.

Consolidated Statements of Financial Position for the Fiscal Nine Months Ended December 31, 2017

Total assets increased by JPY 803.3 billion, to JPY 19,761.4 billion from March 31, 2017, mainly due to an increase in Receivables from financial services and Equipment on operating leases. Total liabilities decreased by JPY 77.1 billion, to JPY 11,311.3 billion from March 31, 2017, mainly due to a decrease in Deferred tax liabilities and Trade payables, despite an increase in Financing liabilities as well as foreign currency translation effects. Total equity increased by JPY 880.4 billion, to JPY 8,450.1 billion from March 31, 2017 due mainly to increased Retained earnings attributable to increased Profit for the period, despite a decrease attributable to purchases of Treasury stock.

Consolidated Statements of Cash Flows for the Fiscal Nine Months Year Ended December 31, 2017

Consolidated cash and cash equivalents on December 31, 2017 increased by JPY 104.5 billion from March 31, 2017, to JPY 2,210.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 622.6 billion for the fiscal nine months ended December 31, 2017. Cash inflows from operating activities increased by JPY 164.3 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers, despite increased payments for parts and raw materials.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 431.3 billion. Cash outflows from investing activities decreased by JPY 100.6 billion compared with the same period of the previous fiscal year, due mainly to a decrease in Payments for additions to property, plant and equipment.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 130.3 billion. Cash outflows from financing activities increased by JPY 219.4 billion compared with the same period of the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities and purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2018

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2018, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2018

	Yen (billions)	Changes from FY 2017
Sales revenue	15,200.0	+8.6%
Operating profit	775.0	-7.8%
Profit before income taxes	1,045.0	+3.8%
Profit for the year	1,070.0	+57.5%
Profit for the year attributable to owners of the parent	1,000.0	+62.2%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	557.70

Note: The forecasts are based on the assumption that the average exchange rate for the Japanese yen to the U.S. dollar will be JPY 110 for the full year ending March 31, 2018.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2018 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 122.0
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 64.0
SG&A expenses	- 77.0
R&D expenses	- 47.0
Currency effect	+ 10.0
The impact of pension plan amendments	- 84.0
The loss related to the settlement of multidistrict class action litigation	- 53.7

Operating profit compared with fiscal year ended March 31, 2017	- 65.7

Share of profit of investments accounted for using the equity method	+ 75.2
Finance income and finance costs	+ 28.5

Profit before income taxes compared with fiscal year ended March 31, 2017	+ 38.0

Dividend per Share of Common Stock

Fiscal third quarter dividend is JPY 25 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2018, is JPY 98 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2016 and 2017

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2016	Three months ended Dec. 31, 2017	Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017
Sales revenue	3,501,068	3,957,123	10,235,766	11,446,418
Operating profit	207,685	284,576	702,609	706,732
Profit before income taxes	260,935	346,897	819,993	924,525
Profit for the period attributable to owners of the parent	168,815	570,251	520,610	951,592

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	93.67	318.50	288.86	529.39

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2017	Dec. 31, 2017
Assets
Current assets:
Cash and cash equivalents	2,105,976	2,210,485
Trade receivables	764,026	723,955
Receivables from financial services	1,878,938	1,880,929
Other financial assets	149,427	223,960
Inventories	1,364,130	1,495,779
Other current assets	292,970	332,242

Total current assets	6,555,467	6,867,350

Non-current assets:
Investments accounted for using the equity method	597,262	649,563
Receivables from financial services	3,070,615	3,299,406
Other financial assets	364,612	448,435
Equipment on operating leases	4,104,663	4,298,630
Property, plant and equipment	3,200,378	3,147,554
Intangible assets	778,192	749,771
Deferred tax assets	121,509	125,529
Other non-current assets	165,425	175,227

Total non-current assets	12,402,656	12,894,115

Total assets	18,958,123	19,761,465

Liabilities and Equity
Current liabilities:
Trade payables	1,183,344	1,082,213
Financing liabilities	2,786,928	3,028,423
Accrued expenses	417,736	395,428
Other financial liabilities	119,784	105,168
Income taxes payable	45,507	51,683
Provisions	348,095	272,240
Other current liabilities	527,448	549,919

Total current liabilities	5,428,842	5,485,074

Non-current liabilities:
Financing liabilities	4,022,190	4,105,310
Other financial liabilities	47,241	70,072
Retirement benefit liabilities	494,131	459,087
Provisions	248,935	225,679
Deferred tax liabilities	900,450	674,087
Other non-current liabilities	246,708	292,056

Total non-current liabilities	5,959,655	5,826,291

Total liabilities	11,388,497	11,311,365

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,189)	(113,269)
Retained earnings	6,712,894	7,511,626
Other components of equity	351,406	495,550

Equity attributable to owners of the parent	7,295,296	8,151,092
Non-controlling interests	274,330	299,008

Total equity	7,569,626	8,450,100

Total liabilities and equity	18,958,123	19,761,465

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended December 31, 2016 and 2017

	Yen (millions)
	Three months ended Dec. 31, 2016	Three months ended Dec. 31, 2017
Sales revenue	3,501,068	3,957,123
Operating costs and expenses:
Cost of sales	(2,736,728)	(3,063,005)
Selling, general and administrative	(380,356)	(422,923)
Research and development	(176,299)	(186,619)

Total operating costs and expenses	(3,293,383)	(3,672,547)

Operating profit	207,685	284,576

Share of profit of investments accounted for using the equity method	49,129	54,512
Finance income and finance costs:
Interest income	8,331	11,381
Interest expense	(2,593)	(3,142)
Other, net	(1,617)	(430)

Total finance income and finance costs	4,121	7,809

Profit before income taxes	260,935	346,897
Income tax expense	(74,457)	242,871

Profit for the period	186,478	589,768

Profit for the period attributable to:
Owners of the parent	168,815	570,251
Non-controlling interests	17,663	19,517

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	93.67	318.50

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2016 and 2017

	Yen (millions)
	Three months ended Dec. 31, 2016	Three months ended Dec. 31, 2017
Profit for the period	186,478	589,768
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	(24,210)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	17,135	16,360
Share of other comprehensive income of investments accounted for using the equity method	2,442	2,450
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	588,833	18,673
Share of other comprehensive income of investments accounted for using the equity method	25,597	7,752

Total other comprehensive income, net of tax	634,007	21,025

Comprehensive income for the period	820,485	610,793

Comprehensive income for the period attributable to:
Owners of the parent	778,852	587,954
Non-controlling interests	41,633	22,839

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2016 and 2017

	Yen (millions)
	Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017
Sales revenue	10,235,766	11,446,418
Operating costs and expenses:
Cost of sales	(7,937,259)	(8,926,648)
Selling, general and administrative	(1,126,640)	(1,280,195)
Research and development	(469,258)	(532,843)

Total operating costs and expenses	(9,533,157)	(10,739,686)

Operating profit	702,609	706,732

Share of profit of investments accounted for using the equity method	116,212	189,723
Finance income and finance costs:
Interest income	23,139	30,194
Interest expense	(8,784)	(9,293)
Other, net	(13,183)	7,169

Total finance income and finance costs	1,172	28,070

Profit before income taxes	819,993	924,525
Income tax expense	(251,911)	82,396

Profit for the period	568,082	1,006,921

Profit for the period attributable to:
Owners of the parent	520,610	951,592
Non-controlling interests	47,472	55,329

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	288.86	529.39

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2016 and 2017

	Yen (millions)
	Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017
Profit for the period	568,082	1,006,921
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	11,561	(24,210)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	18,042	28,417
Share of other comprehensive income of investments accounted for using the equity method	1,643	2,352
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	135,535	104,807
Share of other comprehensive income of investments accounted for using the equity method	(32,088)	19,033

Total other comprehensive income, net of tax	134,693	130,399

Comprehensive income for the period	702,775	1,137,320

Comprehensive income for the period attributable to:
Owners of the parent	661,259	1,072,640
Non-controlling interests	41,516	64,680

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the nine months ended December 31, 2016

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the period
Profit for the period				520,610		520,610	47,472	568,082
Other comprehensive income, net of tax					140,649	140,649	(5,956)	134,693

Total comprehensive income for the period				520,610	140,649	661,259	41,516	702,775
Reclassification to retained earnings				16,829	(16,829)	—		—
Transactions with owners and other
Dividends paid				(118,950)		(118,950)	(34,172)	(153,122)
Purchases of treasury stock			(7)			(7)		(7)

Total transactions with owners and other			(7)	(118,950)		(118,957)	(34,172)	(153,129)

Balance as of December 31, 2016	86,067	171,118	(26,185)	6,612,800	459,935	7,303,735	277,699	7,581,434

As of and for the nine months ended December 31, 2017
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the period
Profit for the period				951,592		951,592	55,329	1,006,921
Other comprehensive income, net of tax					121,048	121,048	9,351	130,399

Total comprehensive income for the period				951,592	121,048	1,072,640	64,680	1,137,320
Reclassification to retained earnings				(23,096)	23,096	—		—
Transactions with owners and other
Dividends paid				(129,764)		(129,764)	(40,002)	(169,766)
Purchases of treasury stock			(87,080)			(87,080)		(87,080)

Total transactions with owners and other			(87,080)	(129,764)		(216,844)	(40,002)	(256,846)

Balance as of December 31, 2017	86,067	171,118	(113,269)	7,511,626	495,550	8,151,092	299,008	8,450,100

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2016	Nine months ended Dec. 31, 2017
Cash flows from operating activities:
Profit before income taxes	819,993	924,525
Depreciation, amortization and impairment losses excluding equipment on operating leases	491,994	531,230
Share of profit of investments accounted for using the equity method	(116,212)	(189,723)
Finance income and finance costs, net	(47,547)	11,628
Interest income and interest costs from financial services, net	(89,139)	(96,331)
Changes in assets and liabilities
Trade receivables	108,895	57,230
Inventories	(57,852)	(104,753)
Trade payables	(136,278)	(72,579)
Accrued expenses	(34,530)	(39,806)
Provisions and retirement benefit liabilities	(224,411)	(79,965)
Receivables from financial services	45,959	(121,704)
Equipment on operating leases	(358,848)	(136,548)
Other assets and liabilities	2,583	(64,373)
Other, net	(5,353)	4,483
Dividends received	66,158	79,542
Interest received	161,616	184,581
Interest paid	(69,291)	(79,611)
Income taxes paid, net of refunds	(99,461)	(185,174)

Net cash provided by operating activities	458,276	622,652
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(384,071)	(318,457)
Payments for additions to and internally developed intangible assets	(115,128)	(112,706)
Proceeds from sales of property, plant and equipment and intangible assets	15,585	15,089
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(2,835)	—
Payments for acquisitions of investments accounted for using the equity method	—	(2,450)
Proceeds from sales of investments accounted for using the equity method	6,466	—
Payments for acquisitions of other financial assets	(169,010)	(188,995)
Proceeds from sales and redemptions of other financial assets	117,439	175,488
Other, net	(435)	719

Net cash used in investing activities	(531,989)	(431,312)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,270,259	5,723,203
Repayments of short-term financing liabilities	(6,001,894)	(5,537,683)
Proceeds from long-term financing liabilities	1,247,002	1,203,256
Repayments of long-term financing liabilities	(1,240,192)	(1,228,275)
Dividends paid to owners of the parent	(118,950)	(129,764)
Dividends paid to non-controlling interests	(32,597)	(39,392)
Purchases and sales of treasury stock, net	(7)	(87,080)
Other, net	(34,497)	(34,630)

Net cash provided by (used in) financing activities	89,124	(130,365)
Effect of exchange rate changes on cash and cash equivalents	27,144	43,534

Net change in cash and cash equivalents	42,555	104,509
Cash and cash equivalents at beginning of year	1,757,456	2,105,976

Cash and cash equivalents at end of period	1,800,011	2,210,485

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and Development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and Development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and Development Manufacturing Sales and related services Others

1. Segment information

For the three months ended December 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	420,630	2,555,102	452,503	72,833	3,501,068	—	3,501,068
Intersegment	—	41,315	3,282	7,492	52,089	(52,089)	—

Total	420,630	2,596,417	455,785	80,325	3,553,157	(52,089)	3,501,068

Segment profit (loss)	41,874	129,835	42,354	(6,378)	207,685	—	207,685

For the three months ended December 31, 2017
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	499,117	2,849,328	523,558	85,120	3,957,123	—	3,957,123
Intersegment	—	52,085	3,572	8,362	64,019	(64,019)	—

Total	499,117	2,901,413	527,130	93,482	4,021,142	(64,019)	3,957,123

Segment profit (loss)	64,823	167,497	50,701	1,555	284,576	—	284,576

As of and for the nine months ended December 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,262,410	7,395,747	1,360,378	217,231	10,235,766	—	10,235,766
Intersegment	—	114,181	9,751	17,580	141,512	(141,512)	—

Total	1,262,410	7,509,928	1,370,129	234,811	10,377,278	(141,512)	10,235,766

Segment profit (loss)	132,582	446,198	130,709	(6,880)	702,609	—	702,609

Segment assets	1,388,175	7,547,247	9,643,394	346,414	18,925,230	(53,413)	18,871,817
Depreciation and amortization	54,563	425,096	483,903	10,128	973,690	—	973,690
Capital expenditures	34,651	443,014	1,417,986	7,973	1,903,624	—	1,903,624
As of and for the nine months ended December 31, 2017
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,517,766	8,087,128	1,595,750	245,774	11,446,418	—	11,446,418
Intersegment	—	131,939	10,633	18,625	161,197	(161,197)	—

Total	1,517,766	8,219,067	1,606,383	264,399	11,607,615	(161,197)	11,446,418

Segment profit (loss)	212,185	347,064	147,816	(333)	706,732	—	706,732

Segment assets	1,489,767	7,875,109	9,867,147	334,638	19,566,661	194,804	19,761,465
Depreciation and amortization	55,986	459,241	559,239	11,654	1,086,120	—	1,086,120
Capital expenditures	35,228	357,005	1,374,254	7,213	1,773,700	—	1,773,700

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 409,969 million as of December 31, 2016 and JPY 523,929 million as of December 31, 2017 respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended December 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	551,837	1,928,816	131,812	702,134	186,469	3,501,068	—	3,501,068
Inter-geographic areas	601,336	127,122	56,094	145,005	705	930,262	(930,262)	—

Total	1,153,173	2,055,938	187,906	847,139	187,174	4,431,330	(930,262)	3,501,068

Operating profit (loss)	80,383	83,771	(4,642)	82,096	(762)	240,846	(33,161)	207,685

For the three months ended December 31, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	557,410	2,114,553	148,354	926,136	210,670	3,957,123	—	3,957,123
Inter-geographic areas	600,637	123,255	69,242	180,876	1,452	975,462	(975,462)	—

Total	1,158,047	2,237,808	217,596	1,107,012	212,122	4,932,585	(975,462)	3,957,123

Operating profit (loss)	63,275	106,063	2,575	111,139	7,751	290,803	(6,227)	284,576

As of and for the nine months ended December 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,529,395	5,638,046	443,951	2,092,797	531,577	10,235,766	—	10,235,766
Inter-geographic areas	1,507,016	325,940	88,046	416,916	2,114	2,340,032	(2,340,032)	—

Total	3,036,411	5,963,986	531,997	2,509,713	533,691	12,575,798	(2,340,032)	10,235,766

Operating profit (loss)	146,449	293,154	(3,291)	263,699	26,990	727,001	(24,392)	702,609

Assets	4,216,681	10,908,222	623,919	2,591,532	668,010	19,008,364	(136,547)	18,871,817
Non-current assets other than financial instruments and deferred tax assets	2,428,822	4,900,395	109,938	692,492	189,708	8,321,355	—	8,321,355
As of and for the nine months ended December 31, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,612,740	6,060,094	473,183	2,686,496	613,905	11,446,418	—	11,446,418
Inter-geographic areas	1,628,595	375,822	166,646	496,432	4,720	2,672,215	(2,672,215)	—

Total	3,241,335	6,435,916	639,829	3,182,928	618,625	14,118,633	(2,672,215)	11,446,418

Operating profit (loss)	119,135	206,992	11,757	319,285	34,482	691,651	15,081	706,732

Assets	4,332,709	11,128,906	685,811	2,921,112	677,332	19,745,870	15,595	19,761,465
Non-current assets other than financial instruments and deferred tax assets	2,498,753	4,885,452	106,163	711,057	169,757	8,371,182	—	8,371,182

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 409,969 million as of December 31, 2016 and JPY 523,929 million as of December 31, 2017 respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation.

For the nine months ended December 31, 2017, Honda has reached a settlement with the plaintiffs regarding the multidistrict class action litigation in the United States. This settlement is subject to final court approval. Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds to support airbag inflator recall efforts and such.

Except for the class action lawsuits in the United States which have been settled, other class action lawsuits and civil lawsuits have not been resolved yet. Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

2. Impairment loss and reversal of impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2016, the Company recognized impairment losses of JPY 12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the nine months ended December 31, 2017, the Company did not recognize any significant impairment losses.

In addition, for the nine months ended December 31, 2017, the Company recognized reversal of impairment losses of JPY 15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.

3. Impact of the pension plan amendment on the Company’s consolidated financial position and results of operations in previous fiscal year

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make a lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old. In addition, one of the defined benefit pension plans is replaced by a defined contribution plan.

These plan amendments resulted in a reduction of the defined benefit obligations and recognition of the past service cost in profit or loss. Honda recognized JPY 84,024 million of past service cost in a credit to profit or loss, of which JPY 37,197 million is included in cost of sales, JPY 21,385 million is included in selling, general and administrative and JPY 25,442 million is included in research and development in the condensed consolidated statements of income for the nine months ended December 31, 2016. The defined benefit obligations and plan assets were also remeasured.

4. Impacts of the Enactment of the U.S. Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. applicable to the Company’s U.S. businesses was reduced from 35 percent to a blended corporate rate of 31.55 percent for the current fiscal year ending March 31, 2018 and to 21 percent from the fiscal year commencing on April 1, 2018.

Based on the reduction of the federal corporate income tax rate, the Company reevaluated deferred tax assets and liabilities in its U.S. consolidated subsidiaries. As a result, the Company has recognized impacts of the enactment of the Tax Cuts and Jobs Act, including a decrease in income tax expenses of JPY 346,129 million, in the third quarter of the fiscal year ending March 31, 2018.

[Translation]

To: From:	Shareholdersof Honda Motor Co., Ltd. HondaMotor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku,Tokyo, 107-8556 TakahiroHachigo Presidentand Representative Director	February 2, 2018

Notice Concerning Revision of Forecast for Consolidated Financial Results

for the Fiscal Year Ending March 31, 2018

Honda Motor Co., Ltd. (the “Company”) revises its forecast for consolidated financial results for the fiscal year ending March 31, 2018 which was announced on November 1, 2017.

Particulars

Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2018

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced on November 1, 2017 (A)	15,050,000	745,000	955,000	650,000	585,000	326.26
Forecast revision as of February 2, 2018 (B)	15,200,000	775,000	1,045,000	1,070,000	1,000,000	557.70
Change (B-A)	150,000	30,000	90,000	420,000	415,000
Percentage change (%)	1.0	4.0	9.4	64.6	70.9
(Reference) Results of the fiscal year ended March 31, 2017	13,999,200	840,711	1,006,986	679,394	616,569	342.10

Reason for Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2018 which was announced on November 1, 2017

The Company upwardly revises its sales revenue forecast, mainly due to increased unit sales as well as favorable foreign currency translation effects. The Company also upwardly revises its forecast for operating profit, mainly due to an increase in sales revenue and model mix. The Company upwardly revises its forecast for profit before income taxes, mainly due to increased share of profit of investments accounted for using the equity method. The Company also upwardly revises its forecast for profit for the year and profit for the year attributable to owners of the parent, mainly due to a decrease in income tax expenses attributable to the reduction of the federal corporate income tax rate in the U.S.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

*	These forecasts for consolidated and unconsolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

*	For more details, please refer to the Company’s investor relations website

(URL http://world.honda.com/investors/).

[Translation]

February 2, 2018

To: From:	Shareholdersof Honda Motor Co., Ltd. HondaMotor Co., Ltd. 1-1, Minami-Aoyama2-chome, Minato-ku,Tokyo, 107-8556 TakahiroHachigo Presidentand Representative Director

Notice Concerning Impacts of the Enactment of the U.S. Tax Cuts and Jobs Act

Honda Motor Co., Ltd. (“the Company”) announces that the impacts of the enactment of the Tax Cuts and Jobs Act in the U.S.in its consolidated financial results for the nine months ended December 31, 2017 are as follows.

Particulars

The Tax Cuts and Jobs Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. applicable to the Company’s U.S. businesses was reduced from 35 percent to a blended corporate rate of 31.55 percent for the current fiscal year ending March 31, 2018 and to 21 percent from the fiscal year commencing on April 1, 2018.

Based on the reduction of the federal corporate income tax rate, the Company reevaluated deferred tax assets and liabilities in its U.S. consolidated subsidiaries. As a result, the Company has recognized impacts of the enactment of the Tax Cuts and Jobs Act, including a decrease in income tax expenses of JPY 346,129 million, in the third quarter of the fiscal year ending March 31, 2018.

For the impacts of this decrease in income tax expenses on the forecast for the consolidated financial results for the current fiscal year, please refer to the separate announcement released by the Company today entitled “Notice Concerning Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2018.”

[Translation]

February 2, 2018

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2018

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 2, 2018, resolved to make a distribution of surplus (quarterly dividends), the record date of which is December 31, 2017, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2018 as follows:

Particulars

1.	Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on November 1, 2016)	Dividends Paid for the Third Quarter in Fiscal 2017
Record Date	December 31, 2017	December 31, 2017	December 31, 2016
Dividends per Share of Common Stock (yen)	25	24	24
Total Amount of Dividends (million yen)	44,456	—	43,254
Effective Date	February 28, 2018	—	February 28, 2017
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2.	Details of the Revised Dividend Payments

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Latest Dividend Forecast (Announced on November 1, 2017)	—	—	—	24	96
Projected Dividends	—	—	—	25	98
Dividends Paid in Fiscal 2018	24	24	25	—	—
Dividends Paid in Fiscal 2017	22	22	24	24	92

3.	Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that a third quarter dividend payment of ¥25 per share of common stock is to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2018. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2018 that was announced on November 1, 2017.